January 28, 2011

Mary Cole

Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Northern Lights Fund Trust, File Nos. 333-122917, 811-21720.

Dear Ms. Cole:

On December 2, 2010, Northern Lights Fund Trust (the "Registrant"), on behalf of the MutualHedge Event Driven Legends Fund, the MutualHedge Equity Long-Short Legends Fund and the MutualHedge Frontier Legends Fund (each a “Fund” and together the "Funds"), each a series of the Registrant, filed Post-Effective Amendment No. 187 to its registration statement under the Securities Act of 1933 on Form N-1A.  On January 13, 2011, you provided oral comments with respect to the Funds.  Please find below the Registrant's responses to those comments.  Any typographical corrections have been made throughout and are not enumerated in the following responses.  For your convenience, I have summarized those comments.

PROSPECTUS

1.

Comment.  For each Fund, please amend the footnote number 3 to the annual fund operating expenses table to include a description of exclusions from the fee cap and disclose that waivers and reimbursements may be recouped.  Additionally, please provide assurances that each expense limitation will have a term of at least one year.  Also, please review any footnote description of an expense as estimated to assure that an estimate continues to be proper.

Response.  Each Fund's footnote number 3 has been expanded as requested and the Registrant confirms that the expense limit will have a term of at least one year.  The Registrant has removed references to estimated expenses from MutualHedge Frontier Legends Fund’s expense table and confirms that the other two Funds will properly have estimated expenses because they have not yet commenced operations.

2.

Comment.  For each Fund, if the Fund employs leverage as a principal investment strategy, please state and provide accompanying risk disclosures.

Response.  The Registrant confirms that none of the Funds employs leverage in the form of borrowing.  However, each Fund will employ derivatives, such as swap contracts, which have leverage inherent in their terms.  The Registrant has added a derivative risk disclosure for each Fund that addresses the inherent leverage in derivatives.  The Registrant believes that its continued inclusion of Leverage/Volatility Risk will be informative to current and prospective shareholders.  The Registrant has amended this risk disclosure to make clear that the MutualHedge Event Driven Fund and the MutualHedge Long-Short Legends Funds also bear leverage risk indirectly because the underlying reference funds to which a swap is linked may employ leverage.  The Registrant has also amended this risk disclosure in the MutualHedge Frontier Legends Fund to make clear that underlying funds in which the Fund invests may indirectly expose the Fund to leverage because they employ leverage.

3.

Comment.  For each Fund, please amend the disclosure describing derivative instruments to specify that they may be used for hedging, as substitutes for securities and for speculation, as consistent with the adviser's investment strategy.  See Letter dated July 30, 2010, from Barry Miller Associate Director, Office of Legal and Disclosure, Division of Investment Management to the Investment Company Institute ("Derivatives Letter").  Additionally, please assure risk disclosures are consistent with the strategy-specific use of derivatives, e.g. leverage.

Response.  For each Fund, the Registrant has amended its current description of using derivatives to make clear that derivatives are used as a substitute for securities, and in the case of MutualHedge Frontier Legends Fund, for hedging purposes.

4.

Comment.  For each Fund, please amend the disclosure describing derivative instruments to disclose what percentage of Fund assets will be invested in securities and what percent in derivatives.

Response.  For each Fund, the Registrant has amended its current disclosure describing derivative instruments to disclose approximately what percentage of Fund assets will be invested in securities and what percent in derivatives.

5.

Comment.  For each Fund, please amend the derivative disclosure to include the maximum exposure per counterparty.

Response.  For each Fund, the Registrant has added disclosure describing the maximum exposure per counterparty.

6.

Comment.  For each Fund that invests 25% or more of its assets in derivative instruments of a single counterparty, please include the financial statements of that counterparty.  Disclosure in the Funds' Statement of Additional Information would suffice.

Response.  For each Fund that invests 25% or more of its assets in derivative instruments of a single counterparty, the Fund will include the financial statements of that counterparty.

7.

Comment.  For each Fund, please amend the hedge fund-related disclosures to make clear that the Fund does not invest in hedge funds, but rather employs derivatives and securities designed to emulate or replicate the returns of various hedge funds.

Response.  For each Fund, the Registrant has amended disclosures that invoke hedge fund references to make clear that the Fund does not invest in hedge funds, but rather employs derivatives and securities designed to emulate or replicate the returns of various hedge funds.

8.

Comment.  For the MutualHedge Event Driven Legends Fund, the MutualHedge Equity Long-Short Legends Fund, please amend the risk disclosure entitled Leverage/Volatility Risk to more clearly describe the leverage in swap contracts.

Response.  The Registrant has amended the disclosure to more clearly describe the inherent leverage in notional amount swap contracts.

9.

Comment.  For the MutualHedge Frontier Legends Fund, please specify any credit quality limits on fixed income securities and amend risk disclosures as consistent with the Fund's credit quality limits.

Response.  The Registrant has amended the description of fixed income securities to disclose a minimum credit quality requirement of BBB- and amended credit risk disclosures as consistent with the Fund's credit quality limits.

10.

Comment.  For the MutualHedge Frontier Legends Fund, please confirm that the fees and expenses of the Fund's subsidiary will be reflected in the Fund's fee table.

Response.  The Registrant confirms that the fees and expenses of the Fund's subsidiary will be reflected in the Fund's fee table because the subsidiary will be consolidated into the Fund for financial reporting purposes.

11.

Comment.  For the MutualHedge Frontier Legends Fund, please delete the word "hedge" from the risk disclosure entitled Short Sale Strategy Risk, as it is not consistent with the balance of the Fund's disclosures.

Response.  The word "hedge" has been deleted from the risk disclosure as requested.

The Registrant has authorized me to convey to you that the Registrant acknowledges the following:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Parker Bridgeport at (614) 469-3238 or the undersigned at (513) 352-6725.

Sincerely,

/s/ JoAnn M. Strasser

JoAnn M. Strasser